FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 11, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

New Playboy Internet Casino to Use CryptoLogic Software

May 10, 2006, (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced an exclusive three-year licensing contract to launch a new gaming site featuring Playboy, one of the world’s most recognizable entertainment and lifestyle brands.

The agreement, made between CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, and Oceana Caribe Licensing N.V., paves the way for a Playboy-branded Internet casino powered by CryptoLogic’s award-winning casino software. WagerLogic will also provide a full range of services of e-cash management, marketing support and customer support services. The site will receive prominent placement in Playboy’s international printed, online and media outlets. The agreement also enables unique, “money can’t buy” promotions for players, including Playboy merchandise, invitations to Playboy-hosted events and trips to the legendary Playboy mansion.

Any online poker site launched under the Playboy name during the term of the contract will also make exclusive use of CryptoLogic software.

“With Playboy, CryptoLogic adds one of the most famous names in entertainment to its elite list of blue-chip Internet gaming brands,” said Lewis Rose, CryptoLogic’s President and CEO. “It’s a winning combination that met our strict criteria: a recognized brand, established user base, and global marketing strength – paired with CryptoLogic’s unparalleled casino software. It’s also an exciting opportunity to strengthen CryptoLogic’s leadership in the multi-billion-dollar Internet casino industry.”

In keeping with CryptoLogic’s strategy of geographic diversification, Playboy plans to market the site in markets around the world, excluding the United States. Playboy operates a growing international business, with 21 localized international editions of Playboy magazine, wireless content available in over 30 countries and 25,000 retail outlets carrying Playboy-branded products around the world.

“Playboy looks forward to rapidly expanding our broadband and wireless gaming initiatives. When we set out to find a partner for a new Playboy-branded Internet casino, CryptoLogic software was a natural fit,” said Playboy’s Chairman and CEO, Christie Hefner. “We needed a trusted, respected software provider like CryptoLogic who can deliver great entertainment with both integrity and innovation. The result will be a Playboy gaming site that promises an exceptional experience for players all over the world.”

“Playboy is, quite simply, one of the world’s most pre-eminent brands,” said A.J. Slivinski, WagerLogic’s Managing Director. “We’re thrilled to provide software and support services for this Playboy-branded casino.”

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

The Playboy Internet casino will join other top gaming sites using CryptoLogic-developed software, including InterCasino, William Hill, ukbetting and Littlewoods Gaming. CryptoLogic has introduced more than 50 new casino games since 2004, including Bejeweled, the wildly popular gem-matching game, and six multi-stage, multi-bonus and multi-jackpot games featuring Marvel Super Heroes such as The Hulk, Daredevil, X-Men, Blade and The Punisher. These games are proving to be among the most popular games with Internet players, accounting for more than 10 percent of licensees’ casino revenue in March 2006. CryptoLogic’s own patented online slot game, Millionaires Club™, is attracting significant play with its massive jackpot, which is currently over $2.5 million – the largest jackpot ever in the history of Internet gaming.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

About Oceana Caribe Licensing N.V. and Playboy Enterprises Inc. (www.playboyenterprises.com)
Oceana Caribe Licensing N.V. is a private operator in the Netherlands Antilles with the exclusive rights to the Playboy brand for use in its Internet gaming business.

Playboy Enterprises, Inc. (NYSE: PLA, PLA.A) is a brand-driven, international multimedia entertainment company that publishes editions of Playboy magazine around the world; operates Playboy and Spice television networks and distributes programming globally via DVD and a network of websites including Playboy.com, a leading men’s lifestyle and entertainment website; and licenses the Playboy and Spice trademarks internationally for a range of consumer products and services.

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications

Argyle Rowland, (416) 968-7311 (N. American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.